Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Pro Forma year ended December 31, 2001	Six months ended June 30,		Pro Forma Six months ended June 30, 2002
	1997	1998	1999	2000	2001		2001	2002
			(thousands of dollars)
Income (loss) before income taxes and cumulative effect of change in accounting	$(45,592)	$24,756	$36,120	$(13,694)	$(11,310)	$(15,273)	$(6,689)	$18,772	$17,622
Plus fixed charges:
Interest expense	13,422	10,670	10,562	13,106	10,433	14,396	6,608	1,468	2,618
Portion of rent expense representative of interest expense*	3,795	3,762	3,805	4,362	3,847	3,847	1,890	1,924	1,924

Adjusted earnings	(28,375)	39,188	50,487	3,774	2,970	2,970	1,809	22,164	22,164
Fixed charges	17,217	$14,432	$14,367	17,468	14,280	18,243	$8,498	$3,392	4,542
Ratio of earnings to fixed charges		2.72	3.51					6.53	4.88

Deficiency of earnings to cover fixed charges	$45,592			$13,694	$11,310	$15,273	$6,689

*	One-third of total rental expense.